

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 3561

September 13, 2006

Mr. Michael Connors
Chairman and Chief Executive Officer
Information Services Group, Inc.
107 Elm Street
Stamford, CT 06902

> **Re: Information Services Group, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-136536**
> **Filed August 11, 2006**

Dear Mr. Connors:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us the factors you considered in determining to value this offering at $150,000,000. What factors did you consider when determining that you might need $142,800,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Please explain. We may have further comment.

2.   Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

3.   We note your disclosure on page 49, if the company complies with Section 281(b) of the Delaware General Corporation Law, the company will be required to adopt a plan of distribution that "will provide for our payment … of (i) all existing claims (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years." Your current disclosure regarding Section 281(b) of the DGCL does not appear to address all three categories of claims by creditors which may arise. Additionally, we note your disclosure on page 49 that, "As a result of this, the claims that could be made against us are significantly limited and the likelihood that any claim would result in liability extending to the trust account is minimal." It appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of officers to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please revise the disclosure throughout the prospectus, to disclose the requirements of section 281(b) of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation. Also please clearly indicate whether creditor claims are required to be provided for prior to any distribution of the funds held in trust to the stockholders.

4.   We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

5.   We note that your CEO, Michael Connors, was previously employed by VNU. Please revise to clarify (1) whether Mr. Connors is currently aware of any opportunities to engage in a business combination with VNU or any of its affiliates (with a business combination read to include an asset purchase, merger, stock exchange, etc.); (2) whether VNU has publicly announced any plans to reorganize or restructure its business by selling assets or otherwise exiting existing business-lines; and, (3) whether Mr. Connors is subject to any non-compete clauses as a result of his prior employment which may limit the company's ability to pursue certain targets.

6.   We note your disclosure indicating that Oenoke Partners, LLC will purchase 1,000,000 warrants at a price of $1.00/warrant. As there is currently no market for your warrants, please discuss how the purchase price was determined and include a discussion of any potential conflicts associated with this purchase.

7.   We note that Oenoke Partners, LLC will purchase additional shares of your company in a private placement immediately prior to your offering. Please revise to clarify the business activities of Oenoke, including the number of employees and/or advisors it has, the number of investors it has, and clarify the size of the entity. We may have further comment.

8.   A January 7, 2005 press release from the VNU website (http://www.vnu.com/press/releases/2005/pa_2005_0107_001.html) appears to imply that Mr. Connors left VNU out of a desire to become the "CEO of a global public business." As an initial matter, please revise Mr. Connors' biography to reflect the reason behind his resignation and clarify the results of Mr. Connors search – including whether his search is on-going. If Mr. Connors is continuing to search for a "new" position, then please add a risk factor discussing any difficulties the company may have retaining his services in light of the fact that they will not be able to compensate him prior to the initial business combination. Alternatively, please clarify whether the company will satisfy Mr. Connors' career ambitions.

9.   We note your disclosure concerning your issuance of the purchase option to provide for the opportunity for Deutsche Bank Securities and Morgan Joseph to purchase a total of up to 937,500 units. Please revise, here and elsewhere as appropriate to clarify if such amount is an aggregate amount for purchases by both underwriters or if each underwriter has the option to purchase such amount. To the extent it is an aggregate amount, briefly discuss how such amount will be allocated among the underwriters. Note also any additional disclosure obligations in the fee calculation table of the registration statement.

10.   We note the disclosure that, "Our efforts in identifying a prospective target will not be limited to a particular industry." In light of the fact that you will not be

limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management's expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus.

11.   In addition to the preceding comment, we note your disclosure on page two regarding your belief that "the projected demand for products and services in the information services industry presents attractive opportunities for consolidation and growth" and the disclosure on page 40 that, "Management expects strong growth in the information services industry as a result of several trends …" Because you are not limited to a particular industry, please revise to clarify how the noted disclosure and similar disclosure elsewhere is relevant if you can acquire a company in any industry. Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

Registration Statement Cover Page

12.   Please revise the text of footnote 2 to clarify whether the deferred underwriting discount will be paid in the event that a business combination is not consummated.

Prospectus Cover Page

Market and Industry Information

13.   We note your reference to reports compiled by Veronis Suhler Stevenson, ("VSS") a private equity firm, in this section. Please revise your disclosure to indicate whether VSS has any agreements with the company – including as a service provider, underwriter, consultant, etc. and confirm that no-one affiliated with your company is also affiliated with VSS. In addition, please clarify whether investors can rely on the information presented by VSS and whether investors would have any recourse as a result of this reliance. If not, it would appear that such disclosure should be removed.

Summary

14.   Please discuss whether the company's search for target companies will be limited to U.S. companies. If the company will consider foreign businesses as targets, please include in the business section, a discussion of how the company intends to conduct its search for foreign businesses and include any related risk factors.

15.   We note the statement in the summary and the business section that "Mr. Connor … helped lead the turnaround of ACNielsen into a profitable company." Please provide a reasonable basis for the statement. Please describe in more detail whether ACNielsen was an unprofitable company before his tenure and, if so, how the company became profitable from his efforts.

16.   Please provide us support for the statement that, under Mr. Connors' leadership, "ACNielsen's equity value grew from $893 million, its market capitalization immediately following its spinoff in November 1996 from The Dun & Bradstreet Corporation (D&B), to $2.3 billion, its sales price to VNU in February 2001." In addition, please compare this rate of return to the markets generally – S&P 500, for example, for this time period.

17.   We note the statement that "we believe that there are numerous business opportunities in the industries on which we will be initially focused." Please provide a reasonable basis for the belief. Please describe whether the company's belief is based upon the information provided by Veronis Suhler Stevenson. Also explain the statement "will be initially focused" and describe any subsequent industries in which the company will focus.

18.   Please revise the discussion on page 5 regarding the warrant redemption provisions to address whether the warrants may be redeemed in the event that the warrants are un-exercisable due to a registration statement not being in effect at that time.

19.   Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Deutsche Bank Securities and Morgan Joseph as a result of the exercise of the Underwriters' option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriters have the right to consent before the company can exercise their redemption right and if so, discuss the conflicts of interest that result from such right.

20.   Please revise your discussion under "Conversion rights for public stockholders …" on page 9 to indicate whether the "aggregate amount then on deposit in the trust account" also includes the deferred underwriters' compensation.

21.   We note that purchasers of your units will receive one share of common stock and one warrant, allowing them to purchase shares (following a business combination) at the price of $6.00 per share. We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify if the warrants remain outstanding following an election to receive funds in the trust. This appears to create an opportunity for individuals to purchase units, remit the shares allowing them to receive a portion of the trust, and benefit from the subsequent sale of the warrants they retain.

22.   Please clarify whether the securities referenced on page 11 as subject to a Lock-Up will be placed in an escrow maintained by a third party and/or restricted by a separate escrow agreement with a third party.

Summary Financial Data, page 13

23.   It appears you are including $3,000,000 of deferred underwriting discounts in the "as adjusted" working capital balance. Please tell us why you believe it is appropriate to include these costs in your working capital balance.

Risk Factors, page 14

24.   Please clarify your disclosure on page 22 that you "do not intend to have any full-time employees, other than those employed merely in an administrative capacity …" which is contained in the second risk factor on that page.

25.   Your last risk factor on page 22 "Some of our officers, directors and senior advisors are currently affiliated …" appears to address two related risk factors. On the one hand, there is a risk associated with the presentment of corporate opportunities when management has competing fiduciary obligations. On the other hand, there is a separate risk associated with engaging in a business transaction with an affiliated entity as management may be on both sides of the transaction. These risks, while related, are distinct. Please revise your risk factor discussion to separate these risks into two separate risk factors. In addition, please specifically list those organizations to which management has pre-existing fiduciary duties – and, state whether any of these are blank-check companies. Also, please clarify whether management will obtain an independent investment banking opinion for any transaction with an affiliate.

26.   We note your risk factor on page 25 "Holders of warrants will not be able to exercise their warrants…" stating you have no obligation to settle warrants if you are unable register the shares of common stock underlying the warrants or if you do not have them qualified for an exemption under the various securities laws. This risk factor does not state that you will not be obligated to settle for cash under any other circumstances. Also, this risk factor does not address your settlement obligations with respect to the unit purchase options. Please revise accordingly and explain to us your evaluation of the classification of the warrants and unit purchase options under the guidance in paragraph 17 of EITF 00-19.

Use of Proceeds, page 31

27.   Please discuss whether any of the expenses, including out-of-pocket expenses, includes rental payment for office space or payment for administrative services. If so, please revise the use of proceeds table to include a separate line item for such expenses and explain these expenses in more detail.

28.   Please discuss all possible uses of the proceeds held in trust if such funds are released to the company after a business combination. Please include any finder's fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

29.   Please revise to disclose, if material, the amount of accrued interest on the $100,000 loan payable to Oenoke.

30.   Please clarify the meaning of your statement on page 33 that you "reserve the right to reallocate [y]our use of the net proceeds of this offering not held in the trust account in such a manner as determined by [y]our board of directors." In this regard your attention is directed to Item 504 of Regulation S-K, Instruction 7.

31.   Please revise to separately disclose your AMEX listing fees in your tabular presentation.

Dilution, page 34

32.   Please include a statement in your "Dilution" discussion indicating that new investors may be further diluted as a result of future warrant exercises, including the exercise of insider warrants. Alternatively, please advise why no such revision is necessary.

Proposed Business, page 39

33.   Please clarify why you "believe the projected demand for products and services in
        the information services industry presents attractive opportunities for
        consolidation and growth." In addition, given these growth opportunities, please
        explain why existing companies would choose to sell their business to you.

Industry Overview and Trends, page 40

34.   We note the assertions regarding market conditions that were provided by VSS.
        Please discuss the publication(s) where the information can be found and whether
        such information is publicly available. Also disclose in the prospectus, the
        qualifications of VSS as an expert. We may have further comment.

35.   We note the statement that, "Management expects strong growth in the
        information services industry as a result of several trends." Please disclose the
        source of the listed trends.

36.   Currently the company refers to its senior advisors throughout its disclosures and
        the assistance that they may provide in sourcing a deal and/or managing a
        company following the deal. Please revise to specifically name these advisors,
        clarify their role and responsibilities with respect to the company, and state their
        compensation, if any. Alternatively, please remove any reference to your senior
        advisors.

37.   A significant portion of your discussion in this section repeats, often verbatim,
        your discussion in the risk factors and management's discussion and analysis.
        Please revise to eliminate any unnecessary duplicative disclosures.

Facilities, page 51

38.   Please clarify whether you pay rent for your executive offices and/or share space
        with other entities or people.

Management, page 58

39.   On page 58 you disclose that Mr. Weissman retired in January 2001, however, it
        is unclear what he retired from. His last position appears to have been his service
        as Chief Executive Officer of IMS Health Incorporation – a position which
        terminated in March 1999. Please revise to clarify.

Senior Advisors, page 59

40.   Please revise to disclose the names of the senior advisors with which you will consult and clarify their relationship to the company. In this regard we note your statement on page 59 that each of these advisors is also a stockholder of the company. However, your beneficial ownership table on page 63 implies that you are wholly owned by Oenoke Partners, LLC. Please revise to clarify this disclosure. In addition, please expand on your statement that these senior advisors do not have any fiduciary duties with respect to you or the execution of their duties.

Executive Compensation, page 61

41.   Please include a statement, here and in any other appropriate section, clarifying that no member of management, your board, or senior advisors, will be paid compensation by Oenoke or any other affiliate, with respect to services rendered to the company prior to the initial business combination.

Underwriters' Purchase Option, page 69

42.   We note your disclosure on page 69 that you have agreed to sell to the underwriters' an option to purchase 937,500 units at an exercise price of $9.60/unit. Please revise to discuss how this exercise price was determined.

Principal Stockholders, page 63

43.   In a footnote to the table, please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to Oenoke Partner, LLC. Also note that if Mr. Connors is a control person of Oenoke Partners, it would be inappropriate for him to disclaim beneficial ownership in excess of his percentage ownership in Oenoke Partners, LLC.

44.   In footnote (4), please describe in more detail the portion of the units to be conveyed to Messrs. Chrenc and Weissman and Dr. Hubbard. Also explain whether Oenoke Partners, LLC plans to convey units to other persons.

Underwriting, page 72

45.   On page 72 you disclose that "[t]he underwriting agreement provides that the obligations of the underwriters to purchase the units included in this offering are subject to approval of legal matters by counsel and to other conditions." Please explain the meaning of this statement and specifically disclose the conditions and required approvals.

46.   Please clarify the meaning of your statement that "[i]f all of the units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms."

47.   We note your disclosure on page 72 that sales to discretionary accounts will not exceed 5%. Please advise us of the procedures that the underwriter has in place for selecting these discretionary accounts.

48.   Please provide additional disclosure concerning the referral fee described on page 72. This disclosure should include, but is not limited to, the amount of the fee, the recipient of the fee, and the services provided in connection with the fee.

49.   Please disclose whether the NASD has determined the underwriters' purchase option to be underwriting compensation.

50.   We note your disclosure on page 74 that the underwriters have reserved up to 937,500 units "through a directed unit program to persons who are [y]our friends, officers, directors or senior advisors." Please clarify the procedures that the company and/or underwriters followed in conducting this program and disclose the names of the anticipated participants. If other people or entities were contacted about participating, please advise us of this fact. In this regard we are looking for a discussion of who was contacted, by whom, the dates on which they were contacted and any information provided to the investor or potential investor. With respect to the foregoing, please provide the staff with copies of any written materials sent by the company or the underwriter. Also, please provide a legal analysis supporting this program and any securities offers made pursuant to it. In addition, please confirm whether information relating to the investors' stock purchases would need to be presented in your beneficial ownership tables. Finally, please disclose whether the company will, or has, considered purchasing an investor-related business or collection of assets. We may have further comment.

Financial Statements

Financial Statements, page F-3

51.   Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Note E – Commitments, page F-9

52.   Please expand this footnote to clarify the expected timing of the issuance of the
        UPO and tell us whether the options will be issued regardless of the status of the
        registration statement. Disclose all significant terms, including the exercise
        period and expiration of the option. Also, expand MD&A to discuss likely future
        effect on your financial condition and results of operations.

53.   Tell us why you calculated the volatility of the unit purchase options using a 260
        day average volatility rather than using daily historical prices for the 365 days in a
        year. Tell us whether you calculated volatility using daily historical prices or
        some other interval. Also, given your pro forma total assets of $137 million,
        please explain why you believe companies with market capitalizations of up to
        $600 million are representative of your company for purposes of estimating
        volatility. Please provide us with a schedule listing each representative company,
        their market capitalization, their volatility, and the term and interval of the
        volatility.

Item 15 Recent Sales of Unregistered Securities

54.   Please revise your discussion of the sales, and proposed sales, to Oenoke, to
        include the facts relied on in support of the claimed Section 4(2) exemption.

Exhibits

55.   Please ensure that you file any related agreements prior to requesting
        effectiveness. In this regard, and without limit, it appears that your warrant
        agreement, legality opinion, underwriters' purchase agreement, and underwriter's
        purchase option have not been filed.

Exhibit 23

    56. Provide a current consent of the independent accountant in any amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Emanuel Cherney
Fax: (212) 836-8689